EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

STORA ENSO CORPORATION
(Translation of registrant's name into English)

Kanavaranta 1
P.O.Box 309
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

News Release

April 23, 2002

STORAENSO

Stora Enso's operating profit in line with previous quarter

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced results for Q1 2002. Stora Enso's operating profit for the first quarter was EUR 274.0 million (EUR 286.8 million in the previous quarter), equal to 8.5% of sales. Earnings per share were EUR 0.18 (EUR 0.22), and cash earnings per share EUR 0.55 (EUR 0.58). There were no non-recurring items in the first quarter of 2002.

Sales were EUR 3 228.9 million (EUR 3 282.9 million), and earnings before interest, taxes, depreciation and amortisation (EBITDA) totalled EUR 602.9 million (EUR 609.4 million). Market-related production curtailments amounted to 335 000 tonnes (485 000). Profit before taxes and minority interests amounted to EUR 240.5 million (EUR 265.9 million).

EUR million	2001	I/2001	IV/2001	I/2002
Sales	13 508.8	3 637.0	3 282.9	**3 228.9**
Magazine	3 449.0	910.2	859.5	**767.3**
Newsprint	1 933.9	501.7	469.6	**412.8**
Fine paper	3 617.5	1 021.3	853.5	**827.1**
Packaging boards	2 724.0	701.9	645.1	**766.2**
Timber	1 180.5	307.3	295.2	**286.1**
Other activities and eliminations	603.9	194.6	160.0	**169.4**
Operating profit*	1 486.9	523.0	270.1	**274.0**
Magazine	346.9	113.6	77.1	**31.6**
Newsprint	508.8	134.1	120.4	**72.8**
Fine paper	394.5	167.6	74.4	**93.1**
Packaging boards	346.2	115.1	43.4	**100.6**
Timber	12.6	5.6	-3.4	**11.2**
Other activities and eliminations	-122.1	-13.0	-41.8	**-35.3**
Profit before tax and minority interests	1 223.0	429.5	249.2	**240.5**
Net profit for the period	926.3	283.3	274.5	**161.0**
EPS, Basic, EUR	1.03	0.31	0.31	**0.18**
EPS, excl. non-rec. items, EUR	0.94	0.31	0.22	**0.18**
ROCE, excl. non-rec. items, %	10.8	15.2	8.4	**7.8**
Debt/equity ratio	0.53	0.59	0.53	**0.59**

*Operating profit includes non-recurring items of EUR -8.3 million in 2001 and EUR -16.7 million in IV/2001.

Commenting on the outlook for 2002, Stora Enso's CEO Jukka Härmälä said, "Forecasts are generally expecting a pickup of activity in Western economies over the course of 2002, but for the time being, advertisement volumes remain weak and there are no signs of a sustained improvement in the market for graphic papers. However, prospects are brighter in grades with consumption more directly related to changes in GDP, such as office papers and consumer boards. With the added pressure of imported coated papers, the situation is more challenging in the USA than in Europe. Although markets are showing the first signs of more favourable conditions, a clearer upturn will be needed before the financial results of the Group improve."

For further information, please contact:
Jukka Härmälä, Chief Executive Officer, tel. +44 20 8432 1520
Björn Hägglund, Deputy Chief Executive Officer, tel. +44 20 8432 1530
Esko Mäkeläinen, CFO, tel. +44 20 8432 1540
Kari Vainio, EVP, Communications, tel. +44 77 9934 8197
Keith B Russell, SVP, Investor Relations, tel. +44 20 8432 1552
In North America:
Tim Laatsch, SVP, Communications, tel. 715 422 4023
Scott Deitz, VP, Investor Relations, tel. 715 422 1521

Stora Enso Interim Review January – March 2002

Summary of first quarter results

- Operating profit was EUR 274.0 million; previous quarter EUR 286.8 million
- Profit before tax and minority interests was EUR 240.5 million; previous quarter EUR 265.9 million
- Sales were EUR 3 228.9 million; previous quarter EUR 3 282.9 million
- Earnings per share were EUR 0.18; previous quarter EUR 0.22
- Cash earnings per share were EUR 0.55; previous quarter EUR 0.58

There were no non-recurring items in the first quarter of 2002. Comparative figures from the previous quarter are excluding non-recurring items.

The markets for the Group's products were mixed during the quarter. Price declines averaging 7% were experienced in coated fine paper, coated magazine paper and SC paper. In newsprint, prices decreased by slightly less than 10%. On the other hand, office papers benefited from stronger markets, resulting in price increases averaging 5% implemented at the end of the quarter. Packaging board prices were generally unchanged. In our activities the market situation in North America was clearly worse than in Europe.

The paper grades most affected by printed advertisement volume suffered from sluggish demand and oversupply. However, grades with consumption more directly related to changes in GDP, such as office papers and consumer boards, experienced generally stronger order volumes.

The weaker demand, especially in graphic papers, resulted in production curtailments totalling 86 000 tonnes in North America, whilst the European mills curtailed production by some 249 000 tonnes. This compares with the previous quarter's figures of 110 000 tonnes in North America and 376 000 tonnes in Europe.

Paper and board deliveries totalled 3 250 000 tonnes, which is 50 000 tonnes more than in the previous quarter. Deliveries of timber products totalled 1 203 000 m^3, compared with the previous quarter's 1 260 000 m^3.

EUR million	2001	I/2001	IV/2001	I/2002
Sales	13 508.8	3 637.0	3 282.9	**3 228.9**
EBITDA[1)2)]	2 762.8	825.8	609.4	**602.9**
Operating profit [2)]	1 495.2	523.0	286.8	**274.0**
Operating margin[2)], %	11.1	14.4	8.7	**8.5**
Operating profit	1 486.9	523.0	270.1	**274.0**
Profit before tax and minority interests[2)]	1 231.3	429.5	265.9	**240.5**
Profit before tax and minority interests	1 223.0	429.5	249.2	**240.5**
Net Profit for the period	926.3	283.3	274.5	**161.0**
EPS [2)], Basic, EUR	0.94	0.31	0.22	**0.18**
EPS, Basic, EUR	1.03	0.31	0.31	**0.18**
CEPS [2)], EUR	2.34	0.65	0.58	**0.55**
ROCE[2)], %	10.8	15.2	8.4	**7.8**

1) EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation
2) Excluding non-recurring items of EUR -8.3 million in 2001 and EUR -16.7 million in IV/2001.

First quarter results (compared with previous quarter)

Sales for the quarter at EUR 3 228.9 million were EUR 54.0 million less than the previous quarter's EUR 3 282.9 million. The sales decrease was attributable to lower sales volumes and prices in magazine paper and in newsprint, partly offset by higher volumes in packaging boards. Foreign exchange movements had a negligible effect on the results for the period. Production volumes were slightly higher than in the previous quarter. There were no non-recurring items in the first quarter of 2002.

Earnings per share were EUR 0.18, compared with the previous quarter's EUR 0.22. Declining product prices had an overall impact of EUR –0.04 on EPS. The other main impacts on EPS were energy EUR –0.01, financial items EUR –0.01 and taxes EUR –0.03, offset by higher sales volumes EUR +0.02 and lower production costs EUR +0.03.

The share of results of associated companies amounted to EUR 11.7 million (EUR 11.7 million), of which EUR 3.7 million was from Sunila Oy and EUR 8.1 million from Billerud AB. The results contributed EUR 0.01 to earnings per share.

Net financial items were EUR 45.2 million. Net interest expenses for the quarter were EUR 72.5 million (EUR 78.0 million), which was 5.3% of net interest-bearing liabilities. The net foreign exchange gain was EUR 20.4 million.

Profit before taxes and minority interests amounted to EUR 240.5 million (EUR 249.2 million). Taxes totalled EUR 79.4 million (in previous quarter EUR -64.1 million excluding a one-time adjustment of EUR +86.6 million resulting from the corporate restructuring in Germany), equivalent to a tax rate of 33.0% (25.7%). Taxes reduced earnings per share by EUR 0.09. The minority interest in profits was EUR -0.1 million (EUR 2.8 million), and the profit for the period was EUR 161.0 million (EUR 274.5 million).

The return on capital employed was 7.8% (8.4%). Capital employed was EUR 14 109.5 million at the end of the period, a net increase of EUR 250.4 million since the beginning of the year.

First quarter results (compared with the same period in 2001)

Sales decreased by EUR 408.1 million or 11.2% compared with the first quarter of 2001, owing to lower prices and volumes, especially in magazine paper, newsprint and fine paper.

The operating profit excluding non-recurring items decreased by EUR 249.0 million or 47.6%. Most of the paper and board product areas reported lower profits, with the largest decline in newsprint. The operating profit increased in Timber, and was almost unchanged in Merchants and Forest.

Profit before taxes and minority interests excluding non-recurring items decreased by EUR 189.0 million or 44.0%.

Financing

Capital Structure

EUR million	At 31 December 2001	At 31 March 2001	At 31 March 2002
Fixed assets	14 882.2	15 061.9	14 892.3
Working capital	1 224.2	1 092.1	1 426.8
Operating Capital	**16 106.4**	**16 154.0**	**16 319.1**
Net tax liabilities	-2 247.3	-2 542.9	-2 209.6
Capital Employed	**13 859.1**	**13 611.1**	**14 109.5**
Shareholders' equity	8 989.0	8 430.5	8 795.8
Minority interests	50.2	140.3	50.6
Interest-bearing net liabilities	4 819.9	5 040.3	5 263.1
Financing Total	**13 859.1**	**13 611.1**	**14 109.5**

The cash flow from operations was EUR 403.1 million (EUR 829.3 million in the previous quarter). The operating cash flow (cash flow from operations minus investing activities) amounted to EUR 211.5 million, which is EUR 235.7 million less than in the previous quarter due to an increase in working capital. At the end of the first quarter interest-bearing net liabilities were EUR 5 263.1 million, up EUR 443.2 million compared with the end of 2001. The dividend for outstanding shares of EUR 403.6 million relating to 2001 was deducted from the equity and entered into current interest-bearing liabilities. The date of the payment was 5 April 2002.

Cash reserves and unutilised credit facilities totalled EUR 2.8 billion at the end of the first quarter.

The debt/equity ratio at the end of period was 0.59, (0.53). Equity per share was EUR 9.81 (EUR 10.03). The dividend paid had an impact on both figures for the first quarter.

Change in Interest-bearing Net Liabilities
EUR million

	Group Cash Flow	Translation Difference	Balance Sheet Impact
Operating profit	274.0		274.0
Depreciation	324.9		324.9
Change in working capital	-195.8	-6.8	-202.6
Cash Flow from Operations	**403.1**	**-6.8**	**396.3**
Capital expenditure	-155.0		-155.0
Acquisitions	-29.0		-29.0
Disposals	4.0		4.0
Other change in fixed assets	-11.6	-143.4	-155.0
Operating Cash Flow	**211.5**	**-150.2**	**61.3**
Net financing items (incl. associated companies)	-33.5		-33.5
Taxes paid	-146.1	29.7	-116.4
Dividends	-403.6		-403.6
Repurchase of own shares	-5.3		-5.3
Other change in shareholders' equity and minority interests	16.6	37.7	54.3
Change in Interest-bearing Net Liabilities	**-360.4**	**-82.8**	**-443.2**

Capital expenditure

Capital expenditure totalled EUR 155.0 million. The main investments during the quarter were Langerbrugge PM4 (EUR 23.9 million) and rebuilding Oulu PM6 (EUR 10.1 million). The Group's policy is that annual capital expenditure should not exceed the level of depreciation.

Changes in Group composition

In February the Group decided to discontinue folding carton and laminated chipboard production at the Wisconsin Rapids Paperboard Mill and permanently to shut down a LWC paper machine at the Biron Mill, both in the USA. At the same time, it was decided to invest approximately USD 50 million in a two-year programme to modernise certain other assets in North America: a LWC paper machine at the Biron Mill, a LWC paper machine at the Whiting Mill and a pulp-plant expansion (TMP) at the Port Hawkesbury Mill.

In March the Group decided to sell its Mölndal Mill in Sweden to KLIPPAN AB, a Swedish listed specialty paper company. This divestment is part of the Fine Paper division's asset restructuring programme to concentrate investment in large, cost-efficient mills. The total value of the transaction is about EUR 25 million, comprising EUR 8 million for the shares in the company Stora Enso Mölndal AB and the balance for taking on the company's debt. Including the co-ordinated sale of land close to the mill to a third party, there was no capital gain or loss on the sale, which was completed on 2 April 2002.

Management Group changes

In March Keith B Russell joined the Group as Senior Vice President of Investor Relations, reporting to the CEO

Share capital and ownership

The Annual General Meeting (AGM) of the Company on 19 March 2002 decided to lower the Company's share capital by EUR 13.8 million through the cancellation of 813 200 A shares and 7 319 800 R shares. The shares had been repurchased under the authorisation of the 2001 AGM. The reduction in share capital was registered in the Finnish Trade Register on 3 April 2002.

The 2002 AGM also authorised the Board to repurchase and dispose of not more than 9 100 000 A shares and 35 500 000 R shares in the Company. By the end of March 2002 no shares had been repurchased under the new authorisation.

On 3 April 2002 Stora Enso had 183 460 385 A shares and 716 317 914 R shares in issue, of which the Company held 2 967 358 R shares with a counter value of EUR 5.0 million. The shares held by the Company represent 0.3% of the share capital and 0.1% of the voting rights. On 3 April the registered share capital of the Company was EUR 1 529.6 million. Stora Enso's subsidiary Merivienti Oy holds 5 591 R shares with a counter value of EUR 9 504.7, which represents 0.0% of the Company's share capital and voting rights.

Shareholders' equity amounted to EUR 8 795.8 million, compared with a market capitalisation on the Helsinki Stock Exchange on 31 March 2002 of EUR 13.2 billion.

During the period a total of 1 158 000 new R shares were issued under the terms of the 1997 bonds with warrants. Another 867 000 new R shares are subscribable against bonds with warrants.

On 10 April 2002 the Finnish State announced that it had sold 23 million R shares for EUR 3 235.5 million on 4 April 2002. Following the sale of the shares, the Finnish State is still the largest single shareholder in the Company, with 12.7% of the shares and 24.1% of the voting rights according to the share capital registered on 3 April 2002.

Other decisions of the AGM on 19 March 2002

The proposed dividend of EUR 0.45 per share was approved.

All the members of the Board of Directors were re-elected.

Events after the period

In April the Group announced that it plans to close down Papyrus GB Limited, its UK merchant, during the second quarter of this year.

Market outlook

Macroeconomic forecasts are generally expecting a pick-up of activity in Western economies over the course of 2002. However, for the time being advertisement volumes remain weak and there are no signs of a sustained improvement in the market for graphic papers. With the added pressure of imported coated papers, the situation is more challenging in the USA than in Europe.

The market balance for office papers and packaging boards is fairly good and operating rates are close to historic averages. The sawn timber market is improving slightly, but from a low level of activity. Although markets are showing the first signs of more favourable conditions, a clearer upturn will be needed before the financial results of the Group improve.

This report is unaudited.

Helsinki, 23 April 2002
Stora Enso Oyj
Board of Directors

PRODUCT AREAS (compared with the previous quarter)

Magazine paper

EUR million	2001	I/01	II/01	III/01	IV/01	I/02	Change I/IV %
Sales	3 449.0	910.2	847.6	831.7	859.5	**767.3**	-10.7
Operating profit	346.9	113.6	72.3	83.9	77.1	**31.6**	-59.0
% of sales	10.1	12.5	8.5	10.1	9.0	**4.1**	
ROOC, %*	10.1	12.7	8.0	9.6	9.2	**3.3**	
Deliveries, 1 000 t	3 871	994	920	967	990	**932**	-5.9

** ROOC = 100% x Operating profit/Operating capital*

Sales were EUR 767.3 million, and the operating profit was down 59.0 % on the previous quarter at EUR 31.6 million. Market-related downtime amounted to 110 000 tonnes in Europe and 62 000 tonnes in North America.

First-quarter demand for SC magazine paper has been firm in Western Europe, and Stora Enso's deliveries to Western Europe have increased by more than the industry average. Demand for coated magazine paper has remained poor, but the weakening in demand for magazine paper in North America seems to be coming to an end. In Western Europe coated magazine and SC paper prices both declined by 7% on average. In North America the average price fall was less for coated magazine paper and more for SC paper.

Production curtailments have kept producers' inventories down. The seasonal stock increase to prepare for the catalogue season has been very modest. Customers' inventories are reported to be low.

Demand is not expected to change significantly in the short term. Any upturn will be slow and dependent on the overall development of the economy and new capacity coming to the market. A pickup is still generally expected in the second half of 2002.

Newsprint

EUR million	2001	I/01	II/01	III/01	IV/01	I/02	Change I/IV %
Sales	1 933.9	501.7	490.7	471.9	469.6	**412.8**	-12.1
Operating profit	508.8	134.1	125.6	128.7	120.4	**72.8**	-39.5
% of sales	26.3	26.7	25.6	27.3	25.6	**17.6**	
ROOC, %*	41.4	43.0	41.2	43.3	40.6	**24.3**	
Deliveries, 1 000 t	3 031	780	755	740	756	**733**	-3.0

** ROOC = 100% x Operating profit/Operating capital*

Sales were EUR 412.8 million, and the operating profit was down 39.5% at EUR 72.8 million, owing to price and volume declines. Production was curtailed by 77 000 tonnes in response to weakened demand.

Demand for newsprint remained low, but curtailments prevented an increase in inventories. In Europe the annual contracts have now been finalised and the average price decrease was less than 10%. In North America prices were about 10% lower than in the previous quarter.

Inventories in Western Europe are close to the historic average, but in North America they are below average.

No rapid improvement in demand is foreseen. The market may improve later in 2002 provided there is a sound improvement in the global economy.

Fine Paper

EUR million	2001	I/01	II/01	III/01	IV/01	I/02	Change I/IV %
Sales	3 617.5	1 021.3	904.1	838.6	853.5	**827.1**	-3.1
Operating profit	394.5	167.6	81.9	70.6	74.4	**93.1**	25.1
% of sales	10.9	16.4	9.1	8.4	8.7	**11.3**	
ROOC, %*	9.1	14.9	7.5	6.7	7.2	**10.0**	
Deliveries, 1 000 t	3 191	857	773	760	801	**807**	0.7

** ROOC = 100% x Operating profit/Operating capital*

Sales were EUR 827.1 million, and the operating profit was up 25.1% at EUR 93.1 million. Market-related production curtailments totalled 20 000 tonnes in Europe and 24 000 tonnes in North America.

In Western Europe the order intake for coated fine paper has improved slightly from a low level, and demand for uncoated fine paper remained strong. In North America the uncoated market has been stabilised by the production curtailments of local suppliers, but the demand for coated fine paper has continued to fall. In Asia demand for uncoated paper has been improving.

Uncoated fine paper prices will increase by about 5% in Western Europe during April. A similar increase was implemented in North America during the first quarter.

In Europe buyers' inventories have remained low and producers' inventories are stable at normal levels.

If the global economy progresses as expected in economic forecasts, fine paper demand will pick up during the second half of 2002.

Packaging Boards

EUR million	2001	I/01	II/01	III/01	IV/01	I/02	Change I/IV %
Sales	2 724.0	701.9**	704.2	672.8	645.1	**766.2**	18.8
Operating profit	346.2	115.1	90.2	97.5	43.4	**100.6**	132.8
% of sales	12.7	16.4	12.8	14.5	6.7	**13.1**	
ROOC, %*	12.8	17.5	13.8	14.6	6.5	**12.7**	
Deliveries, 1 000 t	2 765	706	728	678	653	778	19.1

* *ROOC = 100% x Operating profit/Operating capital*
** *The first quarter sales figures have been adjusted by EUR 50.1 million against Group eliminations.*

Sales totalled EUR 766.2 million, up 18.8% on the previous quarter. The operating profit was EUR 100.6 million, up about 132.8%. Market-related downtime amounted to 42 000 tonnes.

The order intake for cartonboard and liquid packaging board was good. Demand for corrugated board strengthened, especially in Russia and the Baltic States. The laminating paper market remained good, whereas in the core and coreboard market demand and prices were both low. In the Speciality Papers business group the technical paper business was weak, but demand for label paper was brisk and the order book for flexible papers was reasonable with stable prices.

No major changes are expected during the second quarter, but the traditional midsummer shutdowns will affect the results somewhat.

Timber

EUR million	2001	I/01	II/01	III/01	IV/01	I/02	Change I/IV %
Sales	1 180.5	307.3	311.8	266.2	295.2	**286.1**	-3.1
Operating profit	12.6	5.6	7.9	2.5	-3.4	**11.2**	N/A
% of sales	1.1	1.8	2.5	0.9	-1.2	**3.9**	
ROOC, %*	3.1	5.7	7.7	2.4	-3.3	**10.3**	
Deliveries, 1 000 m^3	4 860	1 242	1 276	1 082	1 260	**1 203**	-4.5

* *ROOC = 100% x Operating profit/Operating capital*

Sales were EUR 286.1 million, down 3.1% on the previous quarter. The operating profit was EUR 11.2 million, taking into account an insurance payment of EUR 12.9 million for the loss of production due to a fire at the Ybbs Sawmill in Austria. The profitability of the Finnish and Swedish sawmills was poor.

Overall, the market recovered slightly due to reduced supply, especially from the Nordic countries in the fourth quarter of 2001. Demand remained stable in the main end-use segments, but construction activity is still sluggish, except in the USA.

Demand will be insufficient for full capacity utilisation in Europe and North America, and generally prices will remain weak throughout the first half of 2002. Any significant firming of the market will depend on clearly improved conditions in the global economy.

Merchants
Sales increased by 3.2% to EUR 211.7 million. There was an operating loss of EUR 1.0 million. Demand is expected to remain weak.

In the beginning of April the Group announced that it plans to close down Papyrus GB Limited, its merchant division within Great Britain, during the second quarter of this year. Although rationalisation of Papyrus GB has taken place in recent years, it has not been possible to reach a satisfactory level of profitability. Papyrus GB distributed 100 000 tonnes of fine paper and board during last year. Approximately half of the sales were from products manufactured by Stora Enso's mills. As part of the planned closure, it is proposed that a small part of the business, including some employees, will be transferred to another merchant group. Provision for redundancy payments will be made in the second quarter of 2002, based on negotiations and agreements with elected employee representatives.

Forest
Sales increased to EUR 497.9 million, mainly as a result of seasonally higher demand for wood. The operating profit rose by 16% to EUR 23.4 million.

Market prices for wood remained stable in Finland. In Sweden there were price reductions for the main pulpwood assortments effective from 1 January. Deliveries to mills in the Nordic countries totalled 10.6 million m^3 (solid wood under bark), 6% more than in the previous quarter. Deliveries of imported wood increased by 18% to 2.5 million m^3. Felling in the Group's forests totalled 1.2 million m^3, down 20% on the previous quarter.

Accounting Principles

This interim report is in compliance with IAS 34 Interim Financial Reporting. The accounting policies and methods of computation used in this interim report are the same as used in the last annual report.

Key Ratios	I/01	II/01	III/01	IV/01	2001	I/02
Earnings per share (basic), EUR	0.31	0.17	0.24	0.31	1.03	**0.18**
Earnings per share excl. non-recurring items, EUR	0.31	0.18	0.23	0.22	0.94	**0.18**
Cash earnings per share (CEPS), EUR	0.65	0.53	0.59	0.67	2.43	**0.55**
CEPS excl. non-recurring items, EUR	0.65	0.54	0.58	0.58	2.34	**0.55**
Return on capital employed (ROCE), %	15.2	9.7	10.3	7.9	10.7	**7.8**
ROCE excl. non-recurring items, %	15.2	9.9	9.8	8.4	10.8	**7.8**
Return on equity (ROE), %	13.1	7.2	9.7	12.2	10.4	**7.2**
Debt/equity ratio	0.59	0.62	0.55	0.53	0.53	**0.59**
Equity per share, EUR	9.30	9.54	9.62	10.03	10.03	**9.81**
Equity ratio, %	39.9	41.0	42.5	44.0	44.0	**42.7**
Operating profit, % of sales	14.4	9.9	11.2	8.2	11.0	**8.5**
Operating profit excl. non-recurring items, % of sales	14.4	10.2	10.6	8.7	11.1	**8.5**
Capital expenditure, EUR million	176	215	182	284	857	**155**
Capital expenditure, % of sales	4.8	6.4	5.7	8.7	6.3	**4.9**
Capital employed, EUR million	13 611	14 245	13 556	13 859	13 859	**14 110**
Interest-bearing net liabilities, EUR million	5 040	5 450	4 799	4 820	4 820	**5 263**
Average number of employees	42 570	45 222	44 754	44 554	44 275	**42 572**
Average number of shares (million)						
- periodic	906.2	903.2	901.1	897.3	901.5	**896.9**
- cumulative	906.2	904.7	903.5	901.5	901.5	**896.9**
- cumulative, diluted	908.5	906.7	905.8	902.3	902.3	**897.8**

Key exchange rates for the euro

One euro is	Closing rate		Average rate	
	31 Dec 2001	**31 Mar 2002**	**31 Dec 2001**	**31 Mar 2002**
SEK	9.3012	**9.0304**	9.2481	**9.1558**
USD	0.8813	**0.8724**	0.8959	**0.8766**
GBP	0.6085	**0.6130**	0.6217	**0.6142**
CAD	1.4077	**1.3923**	1.3875	**1.3971**

Condensed Consolidated Income Statement

EUR million	2001	I/2001	I/2002
Sales	**13 508.8**	**3 637.0**	**3 228.9**
Expenses less other operating income	-8 519.9	-2 251.9	-2 049.2
Personnel expenses	-2 234.4	-559.3	-576.8
Depreciation, amortisation and impairment charges	-1 267.6	-302.8	-328.9
Operating Profit	**1 486.9**	**523.0**	**274.0**
Share of results of associated companies	79.6	28.3	11.7
Net financial items	-343.5	-121.8	-45.2
Profit before Tax and Minority Interests	**1 223.0**	**429.5**	**240.5**
Income tax expense	-299.6	-146.0	-79.4
Profit after Tax	**923.4**	**283.5**	**161.1**
Minority interests	2.9	-0.2	-0.1
Net Profit for the Period	**926.3**	**283.3**	**161.0**
Key Ratios			
Basic earnings per share, EUR	1.03	0.31	0.18
Diluted earnings per share, EUR	1.03	0.31	0.18

Condensed Consolidated Cash Flow Statement

EUR million	2001	I/2001	I/2002
Cash Flow from Operating Activities			
Operating profit	1 486.9	523.0	274.0
Adjustments	1 219.2	298.8	324.9
Change in net working capital	51.4	-232.2	-195.8
Change in short-term interest-bearing receivables	-222.6	-284.9	-53.1
Cash Flow Generated by Operations	**2 534.9**	**304.7**	**350.0**
Net financial items	-306.8	-224.9	-66.5
Income taxes paid	-699.6	-246.2	-146.1
Net cash Provided by Operating Activities	**1 528.5**	**-166.4**	**137.4**
Acquisitions	-376.2	-10.3	-29.0
Proceeds from sale of fixed assets and shares	155.0	20.6	4.0
Capital expenditure	-857.1	-175.7	-155.0
Proceeds from the long-term receivables, net	193.6	47.0	13.1
Net Cash Used in Investing Activities	**-884.7**	**-118.4**	**-166.9**
Cash Flow from Financing Activities			
Change in long-term liabilities	-351.3	-178.7	-150.8
Change in short-term borrowings	-216.1	217.1	40.2
Dividends paid	-407.4	-	-
Proceeds from issue of share capital	31.9	11.9	-
Purchase of own shares	-199.8	-81.6	-5.3
Other change in shareholders' equity	0.0	7.2	-
Other change in minority interests	-	-9.2	-
Net Cash Used in Financing Activities	**-1 142.7**	**-33.3**	**-115.9**
Net Increase in Cash and Cash Equivalents	**-498.9**	**-318.1**	**-145.4**
Translation differences on cash holdings	1.5	2.5	1.5
Cash and bank at the beginning of period	744.4	744.4	247.0
Cash and Cash Equivalents at Period End	**247.0**	**428.8**	**103.1**

Capital Expenditure, Commitments and Borrowings

EUR million	2001	I/2001	I/2002
Carrying value at 1 January	15 103.4	15 103.4	14 701.2
Acquisition of subsidiary companies	148.5	10.3	29.0
Additions	857.1	175.7	155.0
Disposals	-288.5	-300.6	-
Depreciation/amortisation, impairment and other movements	-1 119.3	-106.1	-176.4
Balance Sheet Total	14 701.2	14 882.7	14 708.8
Acquisitions of Subsidiary Companies			
Property, plant & equipment	25.1	10.3	6.4
Borrowings	-	-	-
Other assets, less liabilities	98.5	-	-
Fair value of net assets	123.6	10.3	6.4
Goodwill	123.4	-	22.6
Total Purchase Consideration	247.0	10.3	29.0
Non-current borrowings	5 182.0	5 358.6	5 057.6
Current borrowings	1 227.5	1 623.7	1 712.5
	6 409.5	6 982.3	6 770.1
Carrying value at 1 January	6 855.5	6 855.5	6 409.5
Debt acquired with new subsidiaries	-	-	-
Proceeds from / -payments of borrowings (net)	-582.2	106.5	-110.6
Translation difference and other movements	136.2	20.3	471.2
Total Borrowings	6 409.5	6 982.3	6 770.1

Condensed Consolidated Balance Sheet

Assets EUR million		31 Dec 2001	31 Mar 2001	31 Mar 2002
Fixed Assets and Other Long-term Investments				
Property, plant and equipment, intangible assets and goodwill	O	14 701.2	14 882.7	14 708.8
Investment in other companies	O	181.0	179.2	183.5
Investment in associated companies	I	306.7	354.6	314.1
Investments	I	197.4	204.7	212.4
Non-current loan receivables	I	505.4	484.2	504.2
Deferred tax assets	T	28.1	17.0	29.5
Other non-current assets	O	257.9	256.1	262.3
		16 177.7	16 378.5	16 214.8
Current Assets				
Inventories	O	1 600.0	1 676.4	1 714.5
Tax receivables	T	224.3	149.9	244.5
Short-term receivables	O	1 976.3	2 371.1	2 066.6
Current portion of loan receivables	I	333.1	469.7	373.2
Cash and cash equivalents	I	247.0	428.8	103.1
		4 380.7	5 095.9	4 501.9
Total assets		**20 558.4**	**21 474.4**	**20 716.7**

Shareholders' Equity and Liabilities EUR million		31 Dec 2001	31 Mar 2001	31 Mar 2002
Shareholders' Equity		**8 989.0**	**8 430.5**	**8 795.8**
Minority Interests		**50.2**	**140.3**	**50.6**
Long-term Liabilities				
Pension provisions	O	774.0	777.8	791.5
Deferred tax liabilities	T	2 011.0	2 256.0	1 971.8
Other provisions	O	153.6	150.2	139.2
Long-term debt	I	5 182.0	5 358.6	5 057.6
Other long-term liabilities	O	51.4	51.9	44.9
		8 172.0	8 594.5	8 005.0
Current Liabilities				
Interest-bearing liabilities	I	1 227.5	1 623.7	1 712.5
Tax liabilities	T	488.7	453.8	511.8
Other current liabilities	O	1 631.0	2 231.6	1 641.0
		3 347.2	4 309.1	3 865.3
Total Liabilities		**11 519.2**	**13 043.9**	**11 870.3**
Total Shareholders' Equity and Liabilities		**20 558.4**	**21 474.4**	**20 716.7**

Items designated with "O" are included in operating capital.
Items designated with "I" are included in interest-bearing net liabilities.
Items designated with "T" are included in the tax liability.

Statement of Changes in Shareholders' Equity

EUR million	Share Capital	Share Premium	Treasury Shares	OCI	CTA	Retained Earnings	Total
Balance at 1 January 2001	**1 576.3**	**1 823.2**	**-173.7**	**-**	**-69.6**	**5 414.6**	**8 570.8**
Effect of adopting IAS 39	-	-	-	75.7	-	-8.5	67.2
Repurchase of Stora Enso Oyj shares	-	-	-199.8	-	-	-	-199.8
Cancellation of Stora Enso Oyj shares	-39.4	-208.6	248.0	-	-	-	0.0
Dividend (EUR 0.45 per share)	-	-	-	-	-	-407.4	-407.4
Share issue	4.6	31.1	-	-	-	-	35.7
Options exercised (Consolidated Papers, Inc.)	-	-6.2	-	-	-	-	-6.2
Net profit for the period	-	-	-	-	-	926.3	926.3
OCI entries	-	-	-	-17.1	-	-	-17.1
Translation adjustment	-	-	-	-	19.5	-	19.5
Balance at 31 December 2001	**1 541.5**	**1 639.5**	**-125.5**	**58.6**	**-50.1**	**5 925.0**	**8 989.0**
Repurchase of Stora Enso Oyj shares	-	-	-5.3	-	-	-	-5.3
Dividend (EUR 0.45 per share)	-	-	-	-	-	-403.6	-403.6
Share issue	1.9	-1.9	-	-	-	-	0.0
Net profit for the period	-	-	-	-	-	161.0	161.0
OCI entries	-	-	-	1.4	-	-	1.4
Translation adjustment	-	-	-	-	53.3	-	53.3
Balance at 31 March 2002	**1 543.4**	**1 637.6**	**-130.8**	**60.0**	**3.2**	**5 682.4**	**8 795.8**

CTA = Cumulative Translation Adjustment
OCI = Other Comprehensive Income. OCI includes EUR 51.9 million fair value gains in available-for-sale investments.

Commitments and Contingencies

EUR million	31 Dec 2001	31 Mar 2001	31 Mar 2002
On own Behalf			
Pledges given	18.7	22.0	18.8
Mortgages	396.6	407.1	315.6
On Behalf of Associated Companies			
Mortgages	1.0	1.0	1.0
Guarantees	68.3	14.4	68.9
On Behalf of Others			
Pledges given	0.6	0.4	0.4
Guarantees	98.0	101.1	97.3
Other Commitments, Own			
Leasing commitments, in next 12 months	43.4	31.3	38.0
Leasing commitments, after next 12 months	257.3	148.0	247.8
Pension liabilities	2.1	2.7	2.2
Other commitments	92.5	100.4	96.2
Total	978.5	828.4	886.2
Pledges given	19.3	22.4	19.2
Mortgages	397.6	408.1	316.6
Guarantees	166.3	115.5	166.2
Leasing commitments	300.7	179.3	285.8
Pension liabilities	2.1	2.7	2.2
Other commitments	92.5	100.4	96.2
Total	978.5	828.4	886.2

Net Fair Values of Derivative Financial Instruments

EUR million	31 Dec 2001	31 Mar 2001	31 Mar 2002		
	Net Fair Values	Net Fair Values	Positive Fair Values	Negative Fair Values	Net Fair Values
Interest rate swaps	27.6	4.1	34.4	-15.9	18.6
Interest rate options	0.03	0.02	0.0	-1.8	-1.8
Cross-currency swaps	-50.6	-42.5	0.4	-48.1	-47.8
Forward contracts	23.2	-82.1	56.1	-49.5	6.6
FX options	-	-0.4	0.1	-0.1	0.0
Commodity contracts	33.1	18.9	11.1	-5.2	5.9
Equity swaps	23.0	-15.8	24.3	-7.0	17.3
Total	56.3	-117.7	126.4	-127.6	-1.2

Nominal Values of Derivative Financial Instruments

EUR million	31 Dec 2001	31 Mar 2001	31 Mar 2002
Interest Rate Derivatives			
Interest rate swaps			
Maturity under 1 year	16.1	41.9	105.2
Maturity 2-5 years	766.5	717.8	1 623.0
Maturity 6-10 years	947.5	97.0	416.6
	1 730.1	856.7	2 144.8
Interest rate options	500.0	500.0	200.0
Total	2 230.1	1 356.7	2 344.8
Foreign Exchange Derivatives			
- Cross-currency swap agreements	243.7	193.1	245.4
- Forward contracts	7 526.2	4 791.4	6 894.2
- FX options	-	150.0	10.3
Total	7 769.9	5 134.5	7 149.9
Commodity derivatives			
Commodity swaps	270.1	211.0	341.4
Total	270.1	211.0	341.4
Equity swaps			
Equity swaps	131.0	73.8	216.5
Total	131.0	73.8	216.5

Sales by Product Area

EUR million	2000	I/01	II/01	III/01	IV/01	2001	I/2002
Magazine	2 818.8	910.2	847.6	831.7	859.5	3 449.0	767.3
Newsprint	1 766.7	501.7	490.7	471.9	469.6	1 933.9	412.8
Fine paper	3 473.2	1 021.3	904.1	838.6	853.5	3 617.5	827.1
Packaging boards	2 975.0	701.9	704.2	672.8	645.1	2 724.0	766.2
Timber	1 242.1	307.3	311.8	266.2	295.2	1 180.5	286.1
Merchants	890.6	231.4	211.5	188.9	208.5	840.3	211.7
Forest	1 877.4	511.5	442.3	410.3	461.5	1 825.6	497.9
Other	-2 066.5	-548.3	-523.8	-479.9	-510.0	-2 062.0	-540.2
Continuing Operations Total	**12 977.3**	**3 637.0**	**3 388.4**	**3 200.5**	**3 282.9**	**13 508.8**	**3 228.9**
Discontinuing operations, Energy	70.3	-	-	-	-	-	-
Internal sales, Energy	-30.6	-	-	-	-	-	-
Total	**13 017.0**	**3 637.0**	**3 388.4**	**3 200.5**	**3 282.9**	**13 508.8**	**3 228.9**

Adjusted Operating Profit by Product Area

EUR million	2000	I/01	II/01	III/01	IV/01	2001	I/02
Magazine	399.4	113.6	72.3	83.9	77.1	346.9	31.6
Newsprint	268.3	134.1	125.6	128.7	120.4	508.8	72.8
Fine paper	688.8	167.6	81.9	70.6	74.4	394.5	93.1
Packaging boards	441.3	115.1	90.2	97.5	43.4	346.2	100.6
Timber	73.3	5.6	7.9	2.5	-3.4	12.6	11.2
Merchants	9.9	0.2	-1.3	-1.6	-4.5	-7.2	-1.0
Forest	115.3	25.3	26.8	15.9	20.1	88.1	23.4
Other	-35.1	-1.9	-17.7	-21.9	-1.7	-43.2	-16.6
Continuing Operations Total	**1 961.2**	**559.6**	**385.7**	**375.6**	**325.8**	**1 646.7**	**315.1**
Discontinued operations, Energy	52.7	-	-	-	-	-	-
Amortisation on consolidation goodwill	-88.3	-36.6	-39.3	-36.6	-39.0	-151.5	-41.1
Operating Profit exc. non-recurring Items	**1 925.6**	**523.0**	**346.4**	**339.0**	**286.8**	**1 495.2**	**274.0**
Non-recurring items	445.7	-	-9.6	18.0	-16.7	-8.3	-
Operating Profit Total (IAS)	**2 371.3**	**523.0**	**336.8**	**357.0**	**270.1**	**1 486.9**	**274.0**
Net financial items	-292.9	-121.8	-121.4	-67.7	-32.6	-343.5	-45.2
Share of results of associated companies	20.6	28.3	23.3	16.3	11.7	79.6	11.7
Profit Before Tax and Minority Interests	**2 099.0**	**429.5**	**238.7**	**305.6**	**249.2**	**1 223.0**	**240.5**
Income tax expense	-650.3	-146.0	-82.2	-93.9	22.5	-299.6	-79.4
Profit after Tax	**1 448.7**	**283.5**	**156.5**	**211.7**	**271.7**	**923.4**	**161.1**
Minority interests	-13.7	-0.2	-1.7	2.0	2.8	2.9	-0.1
Net Profit for the Period	**1 435.0**	**283.3**	**154.8**	**213.7**	**274.5**	**926.3**	**161.0**

Operating Profit by Product Area

EUR million	2000	I/01	II/01	III/01	IV/01	2001	I/02
Magazine	357.8	98.1	55.1	68.6	60.9	282.7	14.1
Newsprint	263.5	132.5	124.0	127.7	118.9	503.1	71.4
Fine paper	628.9	152.7	57.3	55.9	58.8	324.7	80.1
Packaging boards	352.2	113.5	88.5	95.8	41.7	339.5	96.4
Timber	69.1	4.1	6.3	1.0	-6.2	5.2	9.9
Merchants	8.3	-0.5	-2.0	-2.3	-5.2	-10.0	-1.7
Forest	118.7	25.3	26.8	15.9	20.1	88.1	23.4
Other	-4.7	-2.7	-19.2	-5.6	-18.9	-46.4	-19.6
Continuing Operations Total	**1 793.8**	**523.0**	**336.8**	**357.0**	**270.1**	**1 486.9**	**274.0**
Discontinued operations, Energy	577.5	-	-	-	-	-	-
Operating Profit Total	**2 371.3**	**523.0**	**336.8**	**357.0**	**270.1**	**1 486.9**	**274.0**
Net financial items	-292.9	-121.8	-121.4	-67.7	-32.6	-343.5	-45.2
Share of results of associated companies	20.6	28.3	23.3	16.3	11.7	79.6	11.7
Profit Before Tax and Minority Interests	**2 099.0**	**429.5**	**238.7**	**305.6**	**249.2**	**1 223.0**	**240.5**
Income tax expense	-650.3	-146.0	-82.2	-93.9	22.5	-299.6	-79.4
Profit after Tax	**1 448.7**	**283.5**	**156.5**	**211.7**	**271.7**	**923.4**	**161.1**
Minority interests	-13.7	-0.2	-1.7	2.0	2.8	2.9	-0.1
Net Profit for the Period	**1 435.0**	**283.3**	**154.8**	**213.7**	**274.5**	**926.3**	**161.0**

Stora Enso Shares

Closing price	Helsinki, EUR		Stockholm, SEK		New York, USD
	Series A	Series R	Series A	Series R	ADRs
January	14.70	14.75	134.00	136.00	12.73
February	14.70	15.00	133.50	135.50	12.84
March	14.65	14.50	130.00	133.50	12.87

Trading volume	Helsinki		Stockholm		New York
	Series A	Series R	Series A	Series R	ADRs
January	251 038	53 914 517	126 981	37 116 201	2 280 100
February	94 054	56 997 138	63 840	26 798 736	1 588 400
March	84 350	86 862 164	120 570	45 349 424	2 632 400
Total	429 442	197 773 819	311 391	109 264 361	6 500 900

www.storaenso.com
www.storaenso.com/investors

The interim review for January – June will be published on 24 July 2002.

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by "believes", "expects", "anticipates", "foresees", or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to differ materially from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group's targeted customers, success of existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group's patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group's products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group's principal geographic markets or fluctuations in exchange and interest rates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2002

STORA ENSO OYJ

By: ______________________

Name: Esko Mäkeläinen
Tile: Senior Executive Vice President, Accounting and Legal Affairs

By: ______________________

Name: Jyrki Kurkinen
Tile: General Counsel